UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'Holding(s) in Company

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Pearson Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	03 August 2009
6. Date on which issuer notified:	05 August 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 0.25	32,187,752	32,187,752	33,211,026	33,211,026		4.09

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
33,211,026			4.09

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

                                                     Legal & General Group Plc (Direct) (L&G) ( 33,211,026 -4.09% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)
(LGIMHD) ( 30,387,432-3.75% = PMC)                                              Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)
( 30,387,432-3.75% = PMC)                                                                   Legal & General Assurance Society Limited (LGAS & LGPL)

                                                                                                                    Legal & General Pensions Limited (Direct)  (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 810,283,109
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   06 August, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary